Mail Stop 3561

June 23, 2009

William L. Jasper
President and CEO
Unifi, Inc.
P.O. Box 19109
7201 West Friendly Avenue
Greensboro, NC 27419

>   **Re: Unifi, Inc.**
>   **Form 10-K for Fiscal Year Ended June 29, 2008**
>   **Filed September 12, 2008**
>   **File No. 1-10542**

Dear Mr. Jasper:

We have reviewed your response letter dated May 4, 2009 and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanations. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for Fiscal Year Ended June 29, 2008

Note 9. Severance and Restructuring Charges, page 85

1. We have reviewed your response to comment eight in our letter dated April 3, 2009. As discussed in SFAS 146, costs to terminate a contract before the end of its term should be recognized and measured at their fair value when the entity terminates the contract in accordance with its term. Costs that will continue to be incurred under a noncancellable contract should be recognized and measured at fair value when the entity ceases using the right conveyed by the contract. Please tell us the quarterly period in which you recognized and measured the unfavorable contract restructuring charges and clarify how your accounting treatment complies with this guidance.

Note 10. Discontinued Operations, page 86

2. We have reviewed your response to comment nine in our letter dated April 3, 2009. Please clarify how you determined that the liquidator's statement, which indicated that there were no secured claims and the net value of the remaining net

assets was nil, legally released you from being the primary obligor under the liabilities as discussed in paragraph 16b. of SFAS 140. Considering the liquidator's statement was received subsequent to your fiscal 2008 year-end date, please also tell us how you determined the debt extinguishment represented a Type I subsequent event necessitating fiscal 2008 recognition. In this regard, we believe early recognition of a gain or loss on extinguishment would be impermissible before the actual debt extinguishment and an extinguishment occurring subsequent to the end of the fiscal year but prior to the issuance of the financial statements should be accounted for as a Type II subsequent event.

Signatures, page 110

3. We have reviewed your response to comment ten in our letter dated April 3, 2009. Mr. Smith did not sign the Form 10-K in his individual capacity as required in the second part of the signatures section. As such, we reissue that comment and request that you amend your filing to include his signature as well as his designations as your principal financial and accounting officer. See Instruction D to Form 10-K.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Andrew Blume, Staff Accountant, at (202) 551-3254 or Sarah Rottman, Assistant Chief Accountant, at (202) 551-3340 if you have any questions regarding the financial statements and related matters. Please contact Ramin Olson, Staff Attorney, at (202) 551-3331 or me at (202) 551-3725 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director